EXHIBIT 1
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FOR IMMEDIATE RELEASE                                              20 April 2004


                              WPP GROUP PLC ("WPP")

                  MEDIAEDGE:CIA ACQUIRES SPONSORCOM IN GERMANY

WPP announces that its wholly-owned operating company, Mediaedge:cia, the global media communications group, has acquired 75% of the issued share capital of SponsorCom GmbH ("SponsorCom") a leading sponsorship consultancy, and entered into put and call options over the remaining 25%.

Based in Dusseldorf and Stuttgart, SponsorCom employs 35 people and had revenues of (euro)3.79m and net assets of (euro)1.34m for the year ended 30 September 2003. SponsorCom's clients include E-ON and TUI Travel.

The acquisition of SponsorCom broadens Mediaedge:cia's sponsorship capabilities and continues WPP's strategy of strengthening its networks in important growth sectors and markets.

For further information, please contact:

Feona McEwan, WPP London                    44-20 7408 2204
www.wpp.com


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